                                                                 EX. 99(a)(5)(E)

         LONE STAR STEAKHOUSE & SALOON, INC. ANNOUNCES FINAL RESULTS OF
                           DUTCH AUCTION TENDER OFFER

WICHITA,  Kan., June 20, 2002 -- Lone Star Steakhouse & Saloon,  Inc. ("Lone
Star")  (Nasdaq:  STAR) today  announced the final results of its modified Dutch auction tender offer,  which expired at 12:00  Midnight,  New York City time, on
June 14,  2002.  Lone Star will  purchase  4,000,000  shares of Lone Star common stock at $21.375 per share, or a total of $85,500,000. Due to over-subscription,
Lone Star will purchase  approximately  85.5% of the shares tendered at or below
$21.375 per share, and return to such shareholders  approximately 14.5% of those shares  tendered.  All shares purchased in the tender offer will be purchased at the same price.

Payment for shares  accepted  for  purchase,  and the return of all other shares tendered but not accepted for payment,  will be made promptly by Wachovia  Bank,
N.A., the  depositary for the tender offer.  UBS Warburg LLC acted as the dealer
manager  for  the  tender  offer.   Innisfree  M&A   Incorporated  acted  as
information agent.

Lone  Star  Steakhouse  &  Saloon,  Inc.  owns and  operates  a chain of 249 domestic and 25 international Lone Star Steakhouse & Saloon restaurants. The
Company also owns and  operates 5 Del Frisco's  Double Eagle Steak Houses and 15
Sullivan's Steakhouses.